Forward Funds

Response to Item 77D

SUB-ITEM 77D: Policies With Respect to Security Investments

1.

Forward Emerging Markets Fund

Effective September 1, 2012, the Fund’s “Principal Investment Strategies” were changed in order to allow  Forward Management, LLC (the “Advisor”) to select investments based on their fundamental quality, dividend yield, dividend growth potential, valuation and anticipated price appreciation. The change also allows the Advisor to employ a proprietary statistical measurement of relative dividend yield to identify attractive investment opportunities. The Advisor will draw on both internal and external resources to assess country factors, industry dynamics, business franchise/management strategy, financial analysis and valuation.  This change is further described in the August 1, 2012 supplements to the Fund’s then-current prospectuses as filed with the Securities and Exchange Commission via EDGAR on August 2, 2012 pursuant to Rule 497 under the Securities Act of 1933 (Accession No. 0001193125-12-328410). Such description is incorporated herein by reference.

2.

Forward Tactical Enhanced Fund

Effective November 1, 2012, the Fund’s “Principal Investment Strategies” were changed in order to allow the Fund to invest primarily in a diversified portfolio of instruments providing exposure, both long and short, to the U.S. and non-U.S. equity markets, including exchange-traded funds (“ETFs”), futures and options on securities, securities indices and shares of ETFs. The Fund may also seek exposure to equity securities of issuers in all market capitalization ranges, including small capitalization companies, without limitation. Furthermore, under certain market conditions, the Fund may hold a substantial portion of its assets in cash, cash equivalents, and/or in fixed income securities that are investment grade quality and have maturities of less than three years. The Fund’s Fixed Income Securities may include investments in the Forward Floating NAV Short Duration Fund or other Forward Funds. This change is further described in the October 19, 2012 supplements to the Fund’s then-current prospectuses as filed with the Securities and Exchange Commission via EDGAR on October 19, 2012 pursuant to Rule 497 under the Securities Act of 1933 (Accession No. 0001193125-12-428813). Such description is incorporated herein by reference.

3.

Forward Multi-Strategy Fund

Effective December 3, 2012, the Fund’s “Principal Investment Strategies” were changed in order to allow the Fund which is a “funds of funds” to invest primarily in a combination of other Forward Funds (“Underlying Funds”), including the following types of Underlying Funds: U.S. equity, frontier and emerging market, international equity, U.S. fixed-income, international fixed-income, money market, long/short, tactical and other alternative  investment strategies.  Forward Management, LLC (the “Advisor”) may use an asset allocation strategy designed to provide capital appreciation to investors with a very high risk tolerance and an investment time horizon of 10 years or more.  Furthermore, the Advisor may from time to time modify the asset allocation of the Fund in response to the Advisor’s outlook for the economy, financial markets generally and/or relative market valuation of the asset classes and investment strategies represented by each Underlying Fund.  This change is further described in the October 25, 2012 supplements to the Fund’s then-current prospectuses as filed with the Securities and Exchange Commission via EDGAR on October 25, 2012 pursuant to Rule 497 under the Securities Act of 1933 (Accession No. 0001193125-12-435599). Such description is incorporated herein by reference.